Exhibit 99.2
Royal Dutch Shell plc
Three and nine month period ended September 30, 2010
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	A Business Review with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, “Shell”) for the three and nine month period ended September 30, 2010; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and nine month period ended September 30, 2010 and 2009.
In this document “Shell” is sometimes used for convenience where references are made to Royal Dutch Shell and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control through a majority of the voting rights or the right to exercise control or to obtain the majority of the benefits and be exposed to the majority of risks. The Consolidated Financial Statements consolidate the financial statements of the Parent Company and all subsidiaries. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interests.
Except as otherwise specified, the figures shown in the tables in this document represent those in respect of subsidiaries only, without deduction of non-controlling interest. However, the term “Shell share” is used for convenience to refer to the volumes of hydrocarbons that are produced, processed or sold through both subsidiaries and equity-accounted investments. All of a subsidiary’s production, processing or sales volumes are included in the Shell share, even if Shell owns less than 100% of the subsidiary. In the case of equity-accounted investments, however, Shell-share figures are limited only to Shell’s entitlement. In all cases, royalty payments in kind are deducted from the Shell share.
This document contains forward-looking statements (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “scheduled”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures as a result of climate changes; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. Additional factors that may affect future results are contained in Shell’s Annual Report and Form 20-F for the year ended December 31, 2009 (available at www.shell.com/investor and www.sec.gov). These factors should also be considered by the reader. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this document, November 2, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	1

Business Review for the three and nine month period ended September 30, 2010
Presented under IFRS (unaudited)

	$ million
	Three months		Nine months
	ended September 30,		ended September 30,
	2010	2009	2010	2009

Income for the period	3,565	3,288	13,618	10,707
Income attributable to non-controlling interest	102	41	281	150

Income attributable to Royal Dutch Shell plc shareholders	3,463	3,247	13,337	10,557

THREE MONTHS ENDED SEPTEMBER 30, 2010
Upstream
Segment earnings were $3,153 million compared to $1,543 million a year ago. Earnings included identified items resulting in a net charge of $284 million, reflecting asset impairments and write-offs of $1,442 million, a charge related to the estimated fair value accounting of commodity derivatives, tax charges and provisions, which were partly offset by gains related to portfolio transactions and mark-to-market valuation of certain gas contracts. Earnings for the same period in 2009 included identified items resulting in a net charge of $123 million, mainly reflecting charges related to asset impairments of $880 million and restructuring provisions, which were partly offset by gains related to tax credits, mark-to-market valuation of certain gas contracts and gains from the estimated fair value accounting of commodity derivatives.
Upstream earnings, excluding the impact of identified items, compared to the third quarter 2009 reflected the effect on revenues from improved crude oil and natural gas realised prices and increased production volumes, lower operating costs and lower exploration well write-off expenses which were partially offset by increased production taxes. Earnings also reflected increased LNG sales volumes, improved LNG realised prices and higher dividends received from an LNG joint venture.
Global liquids realisations were 15% higher than in the third quarter 2009. Global gas realisations were 17% higher than in the same quarter a year ago. In the Americas, gas realisations increased by 25%. Outside the Americas, gas realisations increased by 16%.
Third quarter 2010 production was 3,058 thousand barrels of oil equivalent per day (boe/d) compared to 2,917 thousand boe/d a year ago. Crude oil production was up 3% and natural gas production was up 7% compared to the third quarter 2009. In Nigeria, Shell’s share of Shell Petroleum Development Nigeria Company (SPDC) joint venture production increased by 175 thousand boe/d driven by the ramp-up of new projects and improved security conditions.
Production, compared to the third quarter 2009, increased by some 180 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the past 12 months, more than offsetting field declines.
LNG sales volumes of 4.26 million tonnes were 22% higher than in the same quarter a year ago. Volumes improved globally, with major contributions from the Sakhalin II LNG project and Nigeria LNG.
Downstream
Segment earnings were $264 million compared to $1,543 million in the third quarter 2009. Earnings included identified items resulting in a net charge of $1,128 million, reflecting asset impairments of $873 million, a charge related to the estimated fair value accounting of commodity derivatives and provisions. Earnings for the same period in 2009 included identified items resulting in a net gain of $536 million, reflecting gains related to the estimated fair value accounting of commodity derivatives and tax credits, which were partly offset by charges related to asset impairments and restructuring provisions.
In the third quarter of 2010, earnings were negatively impacted by decreasing crude prices on inventory by $61 million compared to a benefit of $251 million in the third quarter of 2009. After taking into account the impact of changing crude prices on inventory, earnings were $325 million compared to an income of $1,292 million in the third quarter 2009.

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Unaudited Condensed Interim Financial Report	2

The discussion in the remainder of this section pertains to earnings excluding the oil-price effect on inventory.
Downstream earnings, excluding the impact of identified items, compared to the third quarter 2009 reflected improved refining contributions, higher Chemicals earnings and lower operating costs.
Oil Products marketing earnings, excluding the impact of identified items, improved compared to the same period a year ago, mainly reflecting higher lubricants earnings and reduced trading contributions.
Oil Products sales volumes increased by 4% compared to the same quarter last year. Excluding the impact of divestments, sales volumes increased by 6%.
Refining results, excluding impairment charges, improved from the third quarter 2009, benefiting from higher realised refining margins globally and higher refinery plant intake volumes. Refinery availability was 93% compared to 94% in the third quarter 2009.
Chemicals earnings compared to the third quarter 2009 reflected improved realised chemicals margins, higher chemicals sales volumes and lower operating costs.
Chemicals sales volumes increased by 13% compared to the same quarter last year, mainly due to start-up of the Shell Eastern Petrochemicals Complex in Singapore. Chemicals manufacturing plant availability increased to 96% from 95% in the third quarter 2009.
Corporate
Segment earnings were $148 million compared to earnings of $202 million for the same period last year, mainly reflecting higher tax credits, which were more than offset by lower currency exchange gains and lower net interest result compared to the same period in 2009.
Earnings for the third quarter 2009 included a charge of $42 million related to restructuring provisions and tax charges.
NINE MONTHS ENDED SEPTEMBER 30, 2010
Upstream
Upstream earnings for the first nine months ended September 30, 2010 were $10,838 million compared to $5,818 million a year ago. Earnings included identified items resulting in a net charge of $164 million, reflecting asset impairments and write-offs of $1,495 million, cost impacts from the US offshore drilling moratorium, tax charges and a net loss related to changes in the mark-to-market valuation of certain gas contracts, which were partly offset by gains on portfolio transactions and revisions to redundancy provisions. Earnings for the same period in 2009 included identified items resulting in a net gain of $92 million, reflecting gains from tax credits of $921 million, a gain related to a litigation settlement, gains from divestments and gains from fair value accounting of commodity derivatives, partly offset by charges related to asset impairments and provisions of $880 million, a charge related to the mark-to-market valuation of certain gas contracts, a charge related to a pension adjustment for inflation in the USA, a charge related to a retirement healthcare adjustment in the USA and restructuring provisions.
Upstream earnings, excluding the impact of identified items, compared with the first nine months 2009 reflected the effect on revenues from improved crude oil, natural gas and LNG realisations, increased production volumes, increased LNG sales volumes and dividends and lower costs, which were partially offset by increased production taxes and lower trading contributions.
Global liquids realisations were 40% higher than in the first nine months 2009. Global gas realisations were flat compared to the same period a year ago. In the Americas, gas realisations increased by 23%. Outside the Americas, gas realisations decreased by 4%.
Nine months period 2010 production was 3,252 thousand boe/d compared to 3,082 thousand boe/d a year ago. Crude oil production was up 2% and natural gas production was up 10% compared to the first nine months 2009. In Nigeria, Shell’s share of SPDC joint venture production increased by 120 thousand boe/d, driven by the ramp-up of new projects and improved security conditions.

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Unaudited Condensed Interim Financial Report	3

Production, compared to the first nine months of 2009, increased by some 180 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the past 12 months, more than offsetting field declines.
LNG sales volumes of 12.36 million tonnes were 31% higher than in the same period a year ago. Volumes improved globally, with major contributions from the Sakhalin II LNG project and Nigeria LNG.
Downstream
Segment earnings were $2,920 million compared to $4,006 million in the same period last year. Earnings included net charges of $852 million, reflecting asset impairment charges of $1,040 million and provisions, partly offset by gains from divestments, a gain related to the estimated fair value accounting of commodity derivatives and revisions to redundancy provisions. Earnings for the same period in 2009 included a net charge of $347 million, reflecting asset impairments, restructuring provisions, pension adjustments due to inflation in the USA and a retirement healthcare adjustment in the USA, partly offset by tax credits.
Earnings in 2010 benefited from increasing crude prices on inventory by $381 million compared to a benefit of $1,986 million in the same period last year. After taking into account the impact of changing crude prices on inventory, earnings were $2,539 million compared to $2,020 million in the same period last year.
The discussion in the remainder of this section pertains to earnings excluding the oil-price effect on inventory.
Downstream earnings compared to the first nine months of 2009, excluding the impact of identified items, reflected higher Chemicals earnings, improved refining contributions and lower operating costs, which were partly offset by lower Oil Products marketing earnings.
Oil Products marketing earnings were lower than in the first nine months 2009, reflecting reduced trading contributions and lower B2B earnings, partly offset by higher lubricants and retail earnings.
Oil Products sales volumes increased by 5% compared to the same period last year. Excluding the impact of divestments, sales volumes increased by 6%.
Refining results, excluding impairment charges, improved from the first nine months 2009, benefiting from higher realised refining margins globally and higher refinery plant intake volumes. Refinery availability was 92% compared to 94% in the same period a year ago.
Chemicals earnings compared to the first nine months 2009 reflected improved realised chemicals margins, higher chemicals sales volumes and lower operating costs.
Chemicals sales volumes increased by 14% compared to the first nine months 2009, mainly due to start-up of the Shell Eastern Petrochemicals Complex in Singapore. Chemicals manufacturing plant availability increased to 94% from 92% in the first nine months 2009.
Corporate
Corporate results were a loss of $140 million compared to earnings of $883 million for the same period last year. Earnings for the first nine months of 2009 included a net gain of $103 million reflecting tax credits, partly offset by a charge related to restructuring provisions, a charge related to tax charges and a charge related to a retirement healthcare adjustment in the USA.
Corporate earnings reflected lower net currency exchange results and lower net interest result, which were partly offset by higher tax credits compared to the same period in 2009.
PORTFOLIO DEVELOPMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010
Upstream
In Australia, Shell and PetroChina announced the successful completion of its joint acquisition of the Australian coal seam gas company, Arrow Energy Limited (Shell share 50%), representing a total consideration of some $3.2 billion.
In Brazil, Shell announced the final investment decision on the BC-10 Phase 2 project (Shell share 50%).

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Unaudited Condensed Interim Financial Report	4

In Canada, Shell announced the successful start of production of the 100 thousand boe/d expansion of its oil sands operations in Canada (Shell share 60%). Production from the new Jackpine Mine combined with existing production from the Muskeg River Mine will feed the Scotford Upgrader, which processes the oil sands bitumen – heavy oil – for refined oil products. Construction for the expansion of the Scotford Upgrader is underway and will come on-stream in early 2011, which will allow Athabasca Oil Sands Project’s synthetic crude production to rise to the new 255 thousand boe/d (Shell share 60%) production capacity.
In China, Shell and PetroChina announced plans to appraise, develop and produce tight gas under a 30-year production sharing contract in an area of approximately 4,000 square kilometres in the Jinqiu block of central Sichuan Province. In addition, shale gas assessment work commenced in January 2010 in the Fushun block that covers another area of also approximately 4,000 square kilometres.
In Nigeria, oil and gas production started from the Gbaran-Ubie project in the Niger Delta (Shell share 30%). When fully operational next year, it will be capable of producing 1 billion standard cubic feet of gas per day (scf/d) and some 70 thousand barrels of oil per day (b/d).
Also in Nigeria, SPDC (Shell share 30%) is working on a series of projects that will lead to more than three quarters of its production potential being covered by associated gas gathering facilities. Work has now restarted at many projects previously delayed by funding or security problems. The projects, which will cost more than $2 billion (100%), cover 26 flow-stations in the Niger Delta. The gas will then be available for use in power stations and by industry.
Also in Nigeria, Shell agreed to sell its 30% interest in three production leases (oil mining leases 4, 38 and 41) and related equipment in the Niger Delta to a consortium led by two Nigerian companies.
In Norway, Shell agreed to sell its interests in the Statfjord field and associate satellite fields in the Norwegian sector of the North Sea, with a Shell share production of some 13 thousand boe/d, for some $0.2 billion.
In Qatar, Shell signed a new Exploration and Production Sharing Agreement (EPSA) for Qatar Block D. Under the agreement, the partners will jointly explore for natural gas in an area of 8,089 square kilometres onshore and offshore in Qatar. The total term of this agreement is 30 years and starts with a five-year First Exploration Period.
In Saudi Arabia, Shell has entered into the second contract period for the South Rub Al Khali Company Limited (SRAK) joint-venture (Shell share 50%). SRAK will now move forward with the appraisal of the Kidan sour gas fields.
In Syria, Shell has sold a 35% interest in Syria Shell Petroleum Development (SSPD), previously 100% owned, to China National Petroleum Corporation. SSPD has interests in three production licences covering some 40 oil fields, with production in 2009 of approximately 20 thousand boe/d (which represents the Shell share).
In the USA, Shell signed a purchase agreement with East Resources, Inc. for a cash consideration of $4.7 billion (of which $4.5 billion has been paid on July 29, 2010), with a primary focus on the Marcellus shale in the northeast USA covering an area of some 2,600 square kilometres (650,000 net acres) of highly contiguous acreage and 4,250 square kilometres (1.05 million net acres) of acreage overall. A multi-well appraisal programme is now on the way with encouraging initial results. In addition, as part of its ongoing acreage build strategy, Shell has acquired some 1,000 square kilometres (250,000 net acres) of mineral rights in the Eagle Ford shale play in South Texas. These new positions have the potential to yield over 16 trillion cubic feet of gas equivalent.
Also in the USA, at the end of the first quarter 2010, Shell produced its first oil and natural gas from the Perdido Development (Shell share 35.4%), in the deep water Gulf of Mexico. The project is expected to ramp up to expected annual peak production of more than 100 thousand boe/d. Also in the USA, Shell announced the Mars B project (Shell share 71.5%) final investment decision, a 100 thousand boe/d tension leg platform in the Gulf of Mexico.
Shell completed a strategic trade to acquire additional interest in Gabon and in the UK North Sea, in return for its interest in a pair of Norwegian offshore fields.

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Unaudited Condensed Interim Financial Report	5

During the first nine months of 2010, Shell participated in five exploration discoveries and two appraisals in Australia and the US Gulf of Mexico. We also saw particularly strong results from exploration and appraisal drilling in the North American Haynesville tight-gas area. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in Canada, China, Egypt, French Guiana, Pakistan, Qatar, Russia, Tunisia and the USA, and successfully bidding for new licences in Colombia and Italy.
Downstream
In Brazil, Shell has signed a binding agreement to form a joint venture (Shell share 50%) with Cosan for the production of ethanol, sugar and power, and the supply, distribution and retail of transportation fuels. Under the terms of the original Memorandum of Understanding, Shell will contribute its Downstream assets in Brazil (excluding lubricants) and a total payment of $1.6 billion. The transaction is subject to regulatory approvals.
In Germany, Shell announced a binding agreement for the sale of Shell’s (100%-owned) Heide refinery (90 thousand b/d capacity) and associated local infrastructure and businesses. The transaction is subject to regulatory approval.
In Greece, Shell completed the sale of its downstream businesses, and an agreement for the continued use of the Shell brand in the Greek market, for a final sale price of around $0.3 billion. The sale included Shell’s retail, commercial fuels, bitumen, chemicals, supply and distribution, and liquefied petroleum gas (LPG) businesses, as well as a lubricants oil blending plant.
In New Zealand, Shell concluded the sale of its downstream business, including its 17.1% shareholding in the 104 thousand barrels per day refinery at Marsden Point, for a total amount of some $0.5 billion plus a working capital adjustment.
In Singapore, Shell announced the successful start-up of the ethylene cracker at its Shell Eastern Petrochemicals Complex project. The 100% Shell-owned ethylene cracker complex has a capacity of 800,000 tonnes of ethylene per annum, as well as 450,000 tonnes of propylene and 230,000 tonnes of benzene per annum.
LIQUIDITY AND CAPITAL RESOURCES
Three months ended September 30, 2010
Net cash from operating activities in the three months ended September 30, 2010 was $9.0 billion compared with $7.3 billion for the same period last year.
Net capital investment (capital investment, less divestment proceeds) in the third quarter of 2010 was $10.3 billion, of which $9.6 billion was invested in Upstream and $0.7 billion in Downstream. Net capital investment included $5.5 billion mainly related to the business acquisition of East Resources, Inc. in the USA and the joint acquisition of Arrow Energy Limited in Australia. Net capital investment in the same period of 2009 was $7.2 billion, of which $5.4 billion was invested in Upstream, $1.7 billion in Downstream and $0.1 billion in Corporate.
Royal Dutch Shell plc has completed a $5.1 billion revolving credit facility with a group of relationship banks. The new five-year facility refinances an existing $2.5 billion revolving credit facility that was originally due to expire in April 2012.
Dividends of $0.42 per share were declared on October 28, 2010 in respect of the third quarter. These dividends are payable on December 17, 2010. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F for the year ended December 31, 2009 for additional information on the dividend access mechanism. With the introduction of the scrip dividend programme, effective from the third quarter 2010 interim dividend, eligible shareholders have a choice to receive dividends in cash or in new shares at their election.
Nine months ended September 30, 2010
Net cash from operating activities in the first nine months of 2010 was $21.9 billion compared with $15.8 billion for the same period last year.

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Unaudited Condensed Interim Financial Report	6

Total current and non-current debt increased to $45.1 billion at September 30, 2010 from $36.3 billion on September 30, 2009. During the first nine months of 2010, Shell issued $7 billion of new debt under the US shelf registration, with maturity periods ranging from 2012 through 2040. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Net capital investment (capital investment, less divestment proceeds) in the first nine months of 2010 was $22.1 billion, of which $20.7 billion was invested in Upstream and $1.4 billion in Downstream. Net capital investment in the same period of 2009 was $21.7 billion, of which $16.4 billion was invested in Upstream, $5.0 billion in Downstream and $0.3 billion in Corporate.
Dividends of $0.42 per share were declared on April 28, 2010, July 29, 2010 and October 28, 2010, totalling $1.26 per share in respect of the first, second and third quarter of 2010 combined.
RISK FACTORS
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2009 (pages 13 to 15). There are no material changes in those Risk Factors.

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Unaudited Condensed Interim Financial Report	7

Three and nine month period ended September 30, 2010
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report 8

Consolidated Statement of Income

$ million
	Three months ended September 30,		Nine months ended September 30,

	2010	2009	2010	2009
Revenue	90,712	75,009	267,342	197,113
Share of profit of equity-accounted investments	1,020	746	3,974	3,209
Interest and other income	1,010	271	1,311	1,388

Total revenue and other income	92,742	76,026	272,627	201,710
Purchases	70,278	55,781	205,038	142,196
Production and manufacturing expenses	6,052	5,885	17,164	17,919
Selling, distribution and administrative expenses	3,701	4,306	11,227	11,898
Research and development	203	318	597	794
Exploration	610	637	1,390	1,509
Depreciation, depletion and amortisation	6,196	4,341	12,359	10,710
Interest expense	317	189	769	538

Income before taxation	5,385	4,569	24,083	16,146
Taxation	1,820	1,281	10,465	5,439

Income for the period	3,565	3,288	13,618	10,707

Income attributable to non-controlling interest	102	41	281	150

Income attributable to Royal Dutch Shell plc shareholders	3,463	3,247	13,337	10,557

				$

Basic earnings per share (see Note 3)	0.56	0.53	2.18	1.72
Diluted earnings per share (see Note 3)	0.56	0.53	2.17	1.72

Consolidated Statement of Comprehensive Income

	$ million
	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Income for the period	3,565	3,288	13,618	10,707
Other comprehensive income, net of tax:
Currency translation differences	4,500	2,645	(118)	6,228
Unrealised gains/(losses) on securities	(136)	36	(116)	141
Cash flow hedging gains/(losses)	2	13	14	153
Share of other comprehensive income/(loss) of equity-accounted investments	35	32	6	89

Other comprehensive income/ (loss) for the period	4,401	2,726	(214)	6,611

Comprehensive income for the period	7,966	6,014	13,404	17,318
Comprehensive income/(loss) attributable to non-controlling interest	200	87	338	199

Comprehensive income attributable to Royal Dutch Shell plc shareholders	7,766	5,927	13,066	17,119

The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report 9

Condensed Consolidated Balance Sheet

$ million
	September 30,	December 31,
	2010	2009

ASSETS
Non-current assets
Intangible assets	5,171	5,356
Property, plant and equipment	139,863	131,619
Equity-accounted investments	34,015	31,175
Investments in securities	3,968	3,874
Deferred tax	5,372	4,533
Pre-paid pension costs	10,383	10,009
Other	8,909	9,158

	207,681	195,724

Current assets
Inventories	28,922	27,410
Accounts receivable	62,769	59,328
Cash and cash equivalents	11,282	9,719

	102,973	96,457

Total assets	310,654	292,181

LIABILITIES
Non-current liabilities
Debt	35,148	30,862
Deferred tax	13,179	13,838
Retirement benefit obligations	6,048	5,923
Other provisions	14,352	14,048
Other	4,696	4,586

	73,423	69,257

Current liabilities
Debt	9,932	4,171
Accounts payable and accrued liabilities	65,980	67,161
Taxes payable	13,431	9,189
Retirement benefit obligations	397	461
Other provisions	3,046	3,807

	92,786	84,789

Total liabilities	166,209	154,046

EQUITY
Equity attributable to Royal Dutch Shell plc shareholders	142,744	136,431
Non-controlling interest	1,701	1,704

Total equity	144,445	138,135

Total liabilities and equity	310,654	292,181

The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc

Unaudited Condensed Interim Financial Report 10

Consolidated Statement of Changes in Equity

$ million
	Equity attributable to Royal Dutch Shell plc shareholders
						Non-
	Ordinary	Shares held in	Other	Retained		controlling
	share capital	trust	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2010	527	(1,711)	9,982	127,633	136,431	1,704	138,135
Comprehensive income/(loss) for the period	–	–	(271)	13,337	13,066	338	13,404
Capital contributions from and other changes in non-controlling interest	–	–	–	294	294	16	310
Dividends paid	–	–	–	(7,586)	(7,586)	(357)	(7,943)
Shares held in trust: net sales and dividends received	–	368	–	–	368	–	368
Share-based compensation	–	–	(52)	223	171	–	171

At September 30, 2010	527	(1,343)	9,659	133,901	142,744	1,701	144,445

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Comprehensive income/(loss) for the period	–	–	6,562	10,557	17,119	199	17,318
Capital contributions from and other changes in non-controlling interest	–	–	–	3	3	33	36
Dividends paid	–	–	–	(7,913)	(7,913)	(164)	(8,077)
Shares held in trust: net sales/(purchases) and dividends received	–	201	–	–	201	–	201
Share-based compensation	–	–	(22)	190	168	–	168

At September 30, 2009	527	(1,666)	9,718	128,284	136,863	1,649	138,512

[A] See Note 2.
The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

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Unaudited Condensed Interim Financial Report 11

Condensed Consolidated Statement of Cash Flows

$ million
	Nine months ended September 30,
	2010	2009

Cash flow from operating activities:
Income for the period	13,618	10,707
Adjustment for:
Current taxation	11,869	5,888
Interest (income)/expense	656	857
Depreciation, depletion and amortisation	12,359	10,710
Net (gains)/losses on sale of assets	(932)	(366)
Decrease/(increase) in net working capital	(5,175)	(3,584)
Share of profit of equity-accounted investments	(3,974)	(3,209)
Dividends received from equity-accounted investments	4,455	3,212
Deferred taxation and other provisions	(1,466)	(987)
Other	686	(1,458)

Net cash from operating activities (pre-tax)	32,096	21,770
Taxation paid	(10,202)	(5,942)

Net cash from operating activities	21,894	15,828

Cash flow from investing activities:
Capital expenditure	(21,369)	(19,010)
Investments in equity-accounted investments	(1,940)	(2,302)
Proceeds from sale of assets	2,039	805
Proceeds from sale of equity-accounted investments	211	487
(Additions to)/proceeds from sale of securities	(18)	(68)
Interest received	102	288

Net cash used in investing activities	(20,975)	(19,800)

Cash flow from financing activities:
Net (decrease)/increase in debt with maturity period within three months	4,399	(5,691)
Other debt:
New borrowings	7,729	19,281
Repayments	(2,852)	(2,057)
Interest paid	(1,204)	(610)
Change in non-controlling interest	315	42
Dividends paid to:
Royal Dutch Shell plc shareholders	(7,586)	(7,913)
Non-controlling interest	(357)	(164)
Shares held in trust: net sales and dividends received	170	70

Net cash from financing activities	614	2,958

Currency translation differences relating to cash and cash equivalents	(30)	101

Increase/(decrease) in cash and cash equivalents	1,563	(913)
Cash and cash equivalents at January 1	9,719	15,188

Cash and cash equivalents at September 30	11,282	14,275

The Notes on pages 13 to 15 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 12

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2009 (pages 101 to 106) as filed with the Securities and Exchange Commission.
With effect from January 1, 2010, acquisitions and divestments are accounted for in accordance with revised IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements. The revised standards apply with prospective effect to the acquisition of a business or for certain types of transactions involving an additional investment or a partial disposal, requiring for example the recognition in income of certain transaction costs, the recognition at fair value of contingent consideration payable and the re-measurement of existing interests held or retained. The exact impact depends on the structure of the individual transaction concerned, with potentially different amounts being recognised in the Consolidated Financial Statements than would previously have been the case.
The Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries for the three and nine month period ended September 30, 2010 have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
The information for the period ended September 30, 2010 does not comprise statutory accounts as defined in section 435 of the Companies Act 2006. Statutory accounts for the year ended December 31, 2009 were approved by the Board of Directors and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 498(2) or (3) of the Companies Act 2006.
2. Other reserves

$ million
					Accumulated
			Capital		other
	Merger	Share premium	redemption	Share plan	comprehensive
	reserve[A]	reserve[A]	reserve[B]	reserve	income	Total

At January 1, 2010	3,444	154	57	1,373	4,954	9,982

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(271)	(271)
Share-based compensation	—	—	—	(52)	—	(52)

At September 30, 2010	3,444	154	57	1,321	4,683	9,659

At January 1, 2009	3,444	154	57	1,192	(1,669)	3,178

Other comprehensive income/(loss) attributable to Royal Dutch Shell plc shareholders	—	—	—	—	6,562	6,562
Share-based compensation	—	—	—	(22)	—	(22)

At September 30, 2009	3,444	154	57	1,170	4,893	9,718

[A]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The Shell Transport and Trading Company Limited in 2005.

[B]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 13

3. Earnings per share

	Three months ended September 30,		Nine months ended September 30,
	2010	2009	2010	2009

Income attributable to Royal Dutch Shell plc shareholders ($ million)	3,463	3,247	13,337	10,557
Basic weighted average number of ordinary shares	6,132,593,737	6,127,024,092	6,131,056,532	6,125,120,875
Diluted weighted average number of ordinary shares	6,138,336,610	6,131,039,360	6,137,070,105	6,128,203,141

4. Information by business segment
Three months ended September 30, 2010

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	7,417	83,286	9	90,712
Inter-segment	9,040	96	—

Segment earnings	3,153	264	148	3,565
Three months ended September 30, 2009

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	6,368	68,620	21	75,009
Inter-segment	6,862	55	—

Segment earnings	1,543	1,543	202	3,288
Nine months ended September 30, 2010

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	24,083	243,212	47	267,342
Inter-segment	25,866	249	—

Segment earnings	10,838	2,920	(140)	13,618
Nine months ended September 30, 2009

	$ million
	Upstream	Downstream	Corporate	Total

Revenue
Third party	20,431	176,623	59	197,113
Inter-segment	18,343	151	—

Segment earnings	5,818	4,006	883	10,707

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 14

5. Ordinary share capital
ISSUED AND FULLY PAID

	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred

At December 31, 2009	3,545,663,973	2,695,808,103	50,000

At September 30, 2010	3,545,663,973	2,695,808,103	50,000

The Companies Act 2006 abolishes the requirement to have an authorised share capital and the Articles of Association were changed accordingly. Directors are still limited as to the number of shares they can allot because allotment authority continues to be required under the Companies Act 2006, except in respect of employee share schemes. At the Annual General Meeting held on May 18, 2010, Directors were authorised to allot ordinary shares of €0.07 each in the Company up to a nominal amount of €145 million, such authority to apply until the end of the 2011 Annual General Meeting, or if earlier, until the close of business on August 18, 2011.
NOMINAL VALUE

		$ million
	September 30, 2010	December 31, 2009

Issued and fully paid
Class A shares	300	300
Class B shares	227	227
Sterling deferred shares	[A]	[A]

	527	527

[A]	Less than $1million

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 15

Appendix
Share-based compensation
There are a number of share-based compensation plans for Shell employees.
Shell’s share option plans offered options to eligible employees, at a price no less than the fair market value of the shares at the date the options were granted. Since 2005, no further grants have been made under the share option plans. The following table presents the number of shares under option as at September 30, 2010 and the range of expiration dates.

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc Class A
Share option plans	Class A shares	Class B shares	ADRs

Under option at September 30, 2010 (thousands)	47,879	18,161	10,529

Range of expiration dates	Nov 2010 - Sep 2016	Nov 2010 - Nov 2014	Oct 2010 - May 2014

Shell operates a performance share plan (PSP) replacing the previous share option plans. For the details of this plan reference is made to the Annual Report on Form 20-F for the year ended December 31, 2009. The following table presents the number of shares conditionally awarded under the PSP outstanding as at September 30, 2010. The measurement period for the shares granted is three years.

	Royal Dutch Shell plc	Royal Dutch Shell plc	Royal Dutch Shell plc Class A
PSPs	Class A shares	Class B shares	ADRs

Outstanding at September 30, 2010 (thousands)	24,690	10,026	8,007

Employees of participating companies in the UK may participate in the UK Sharesave Scheme. The number of Royal Dutch Shell plc Class B shares under option as at September 30, 2010 is 2.2 million.
Certain subsidiaries have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell plc Class A ADRs. The rights outstanding as at September 30, 2010 are 0.4 million.
Ratio of earnings to fixed charges
The following table sets out, on an IFRS basis for the years ended December 31, 2005, 2006, 2007, 2008 and 2009 and the nine months ended September 30, 2010, the consolidated unaudited ratio of earnings to fixed charges of Shell. The comparative annual information is derived from the consolidated financial statements of Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2009.

	Nine months ended	$ million
	September 30,	Years ending December 31,
	2010	2009	2008	2007	2006	2005

Pre-tax income from continuing operations before income from equity investees	20,109	16,044	43,374	42,342	37,957	37,444
Total fixed charges	1,861	2,397	2,689	2,380	2,258	1,958
Distributed income from equity investees	4,312	4,903	9,325	6,955	5,488	6,709
Less: interest capitalised	743	1,088	870	667	564	427
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	7

Total earnings	25,539	22,256	54,518	51,010	45,139	45,677

Interest expensed and capitalised	1,511	1,630	2,051	1,775	1,713	1,494
Interest within rental expense	350	767	638	605	545	457
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	7

Total fixed charges	1,861	2,397	2,689	2,380	2,258	1,958

Ratio earnings/fixed charges	13.72	9.28	20.27	21.43	19.99	23.33

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 16

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations before adjustment for non-controlling interest and income from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of subsidiaries.
Capitalisation and indebtedness
The following table sets out, on an IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Shell as of September 30, 2010. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
September 30, 2010

Equity attributable to Royal Dutch Shell plc shareholders	142,744

Current debt	9,932
Non-current debt[A]	32,749

Total debt[B] [C]	42,681

Total capitalisation	185,425

[A]	Non-current debt excludes $2.4 billion of certain tolling commitments.

[B]	Of total debt including $2.4 billion of certain tolling agreements, $40.1 billion of debt was unsecured and $5.0 billion was secured.

[C]	As of September 30, 2010 Shell had outstanding guarantees of $3.1 billion, of which $2.3 billion related to debt of equity-accounted investments.

Royal Dutch Shell plc Unaudited Condensed Interim Financial Report 17